UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:  June 30, 2021

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200 Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of GK Investment Holdings, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward- looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

General

We are focused on acquiring or lending on income producing commercial rental properties for the purpose of holding and operating the acquired properties, and if the need arises, to redevelop the rental properties for an alternative use other than the intended use at the time of acquisition. We expect that most of the acquired assets will be held through wholly owned or majority owned subsidiaries and the assets will be acquired by assuming either existing financing secured by the asset or by borrowing new funds.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on December 23, 2015, which offering statement was qualified by the SEC on September 30, 2016. On September 29, 2017 we filed the First Post-Qualification Amendment to the Offering Statement extending the offering termination date to September 30, 2018 and updated certain other information. The Offering Statement was subsequently requalified by the SEC on October 30, 2017. On September 28, 2018 we filed the Second Post-Qualification Amendment to the Offering Statement extending the offering termination date to September 30, 2019 and updated certain other information. The Offering Statement was subsequently requalified by the SEC on October 19, 2018. Pursuant to the Offering Statement and its subsequent amendments, we offered up to a maximum of $50,000,000 of 7% unsecured bonds, or the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. The Bonds were offered at a 3-5% volume-weighted discount to the public price for purchases of 20 Bonds or greater. On April 30, 2019, we terminated the offering and as of such date of termination, we had sold $33,421,000 of Bonds.

We are managed by GK Development, Inc., or GK Development, a real estate acquisition, development and management company located in Barrington, Illinois, formed in 1994. We benefit from GK Real Estate’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning and selling.

Lake Mead Crossing

On November 12, 2015, we acquired, through wholly owned subsidiaries, a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, for a total purchase price of $42,065,000, excluding prorations. Upon acquisition, Lake Mead Crossing consisted of multiple buildings aggregating approximately 220,000 square feet of rentable commercial space. Lake Mead Crossing is part of a larger shopping center shadow anchored by a Target consisting of approximately 152,000 square feet. Lake Mead Crossing is owned by two of our subsidiaries, Lake Mead Partners, LLC, or LM Partners, and Lake Mead Development, LLC, or LM Development. Lake Mead Parent, LLC, or LM Parent, which is our wholly-owned subsidiary, is the sole member of LM Partners. Upon acquisition, LM Partners owned a portion of Lake Mead Crossing, consisting of approximately 152,000 square feet of rentable commercial space. Upon acquisition, LM Development, owned the other portion of Lake Mead Crossing consisting of approximately 60,000 square feet of rentable commercial space.

Lake Mead Crossing was purchased with the use of mortgage debt and mezzanine debt. LM Partners received mortgage debt of $30,000,000 from Nevada State Bank of which $29,500,000 was funded on the acquisition of Lake Mead Crossing and the unfunded balance of $500,000 was funded into the tenant improvement reserve, to be used to fund leasing commissions and tenant improvements approved by the lender, and LM Development received mortgage debt of $2,700,000 from Barrington Bank & Trust Co., N.A., or Barrington Bank. In addition to the mortgage financing, LM Partners and LM Development entered into mezzanine loan agreements with GK Development and GK Secured Income IV, LLC or GKSI IV, an affiliate of GK Development. The mezzanine loan agreement with GKSI IV is in the maximum amount of $10,500,000 at 8% interest, or the GKSI IV Loan, allocated between LM Parents and LM Development, of which $0 was outstanding as of June 30, 2020 and 2019. We ultimately repaid an aggregate of $13,360,704 on the GKSI IV Loan, including $9,978,483 in principal, $1,889,486 as a yield maintenance fee relative to the prepayment of the GKSI IV Loan, and $1,492,735 in an elective funding of a shortfall return to GKSI IV’s investors. The mezzanine loan agreement with GK Development is in the maximum amount of $2,608,100, or the GK Development Loan I, allocated between LM Partners and LM Development, all of which was repaid as of June 30, 2019.

After the acquisition of Lake Mead Crossing, our Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC, or PDCS, a former tenant in Lake Mead Crossing, whereby LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,790 rentable square feet, for $4,000,000, excluding prorations. The sale closed on March 20, 2017 and resulted in a gain of $1,738,882. $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development Loan I.

As of June 30, 2021, the portion of Lake Mead Crossing owned by LM Partners is 94.8% leased and the portion of Lake Mead Crossing owned by LM Development is 64.8% leased.

We used Bond proceeds to repay the GK Development Loan I in 2017.

2700 Ygnacio

On January 30, 2017, our Company, through 2700 Ygnacio Partners, LLC, a wholly-owned subsidiary of our Company, or Ygnacio Partners, acquired an office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California, or 2700 Ygnacio, from an unaffiliated seller for $14,905,290, excluding prorations. 2700 Ygnacio is a three-story, Class A office building with approximately 108,000 rentable square feet.

The purchase of 2700 Ygnacio was financed using (i) a first mortgage loan in the amount of $11,325,000 from Mutual of Omaha Bank, of which $500,000 was used to fund an account to be used to fund leasing commissions and tenant improvements approved by the lender, (ii) an interim loan from GK Development of $2,305,000, or the GK Development Loan II, and (iii) proceeds from this offering of $1,750,000.

We used Bond proceeds to repay the GK Development Loan II in 2017.

As of June 30, 2020, 2700 Ygnacio was 29% leased to numerous tenants and the leases are expiring on various dates between 2020 and 2024. Corrollo Engineers was the anchor tenant on the property, occupying 37,156 rentable square feet, or 34.41% of the property, under a lease that expired on October 31, 2019 and was not renewed.

On July 25, 2020, the Company sold the property for $15,700,000 and the net proceeds were used to repay the mortgage note payable in the approximate amount of $10,427,000, accrued interest of $30,000 and a prepayment penalty of $104,000. Net proceeds of $4,686,514 were received by the Company, after satisfaction of closing costs and prorations. Included in the closing costs was a disposition fee paid to GK Development, Inc. of $314,000. The Company recognized a gain of $2,670,219 from the sale in July 2020.

LA Fitness Center

On May 31, 2019, our Company formed GK Clearwater LA Fitness LLC, an Illinois limited liability company (“Clearwater LA Fitness”), as a wholly-owned subsidiary for the purpose of acquiring a fee interest in certain real property located in a portion of the Clearwater development in Oak Brook, Illinois (the "LA Fitness Center") through a special purpose entity.

On July 9, 2019, Clearwater LA Fitness acquired the LA Fitness Center in Oakbrook, Illinois for approximately $15,511,026. After pro-rations and closing costs, the acquisition was financed using (i) $6,241,159.32 in cash, and (ii) notes to KeyBank National Association in total principal amount of $9,269,866.35 with the maturity date on July 9, 2022. The note is secured by the property and a limited recourse guaranty of an individual related to the Manager.

 Financial Summary

For the six months ended June 30, 2021, our total revenues from operations amounted to $2,761,875. Operating costs for the same period, including depreciation and amortization of $1,037,474 but excluding interest expense of $2,403,042, amounted to $1,779,232. This resulted in operating income of $982,643. Net loss for the six-month period amounted to $1,296,807 after taking into account interest expense of $2,403,042.

Comparatively, for the six months ended June 30, 2020, our total revenues from operations amounted to $2,896,842. Operating costs for the same period, including depreciation and amortization of $936,849 but excluding interest expense of $2,728,792, amounted to $1,937,909. This resulted in operating income of $958,933. Net loss for the six-month period amounted to $1,729,294 after taking into account interest expense of $2,728,792.

Operating Results

We operate on a calendar year. Set forth below is a discussion of our operating results for the first half of 2020, from January 1, 2020 to June 30, 2020.

As of June 30, 2021, we had the following two assets, (i) a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, which consists of multiple buildings aggregating approximately 213,500 sq. ft. of rentable commercial space, and (ii) a commercial rental property located in Oakbrook, Illinois, consisting of approximately 49,600 sq. ft. of rentable commercial space. A previously owned third asset consisting of a Class A office building located in Walnut Creek, California (2700 Ygnacio) consisting of approximately 152,000 square feet of rentable commercial space was disposed of on July 25, 2020.

Lake Mead Crossing was purchased on November 12, 2015 and GK Development, Inc. assumed management responsibilities on May 1, 2016. 2700 Ygnacio was purchased on January 30, 2017 and GK Development, Inc. assumed management responsibilities on that acquisition date, and subsequently terminated its management responsibilities on the disposition date of July 25, 2020. Clearwater LA Fitness Center was purchased on July 9, 2019 and GK Development, Inc. assumed management responsibilities on that acquisition date.

We are working diligently to identify assets in our target asset class and to acquire such assets in the timeframe that is customary in the real estate industry.

Liquidity and Capital Resources

As of June 30, 2021, we had cash on hand of $4,655,010 and restricted cash (funded reserves) of $735,833. The funded reserves are comprised of (i) tenant improvement reserves of $52,234, which is required as a condition precedent of the mortgage loans payable, and (ii) bond cash coverage reserve of $683,599 held at UMB Bank, as trustee of the Bond, as a condition precedent of the current Bond Indenture agreement.

In our offering of a maximum of $50,000,000 of Bonds, purchase price per Bond was $1,000. The Bonds, which bear interest at a fixed rate of 7% per annum, mature on September 30, 2022. As of the date of this report, $33,421,000 had been sold. The proceeds from the offering received to date have been used for the acquisition of 2700 Ygnacio, to partially repay the loans from GK Real Estate and to pay down GKSI IV Loan, related to our acquisition of Lake Mead Crossing.

On April 30, 2019, we terminated the offering and as of such date of termination, we had a total net proceeds of $33,421,000 from this offering for company use. On July 9, 2019, Clearwater LA Fitness partially financed the acquisition of the LA Fitness Center through notes to KeyBank National Association in total principal amount of $8,998,344 with the maturity date on July 9, 2022. The remainder of the acquisition costs were funded by the offering proceeds.

During 2019 we redeemed $414,000 of the Bonds. We had $33,007,000 of Bonds outstanding as of June 30, 2021.

Our short- and long-term liquidity requirements primarily consist of operating expenses, capital expenditures and the repayment of debt. We expect to meet our liquidity requirements through net cash provided by operations and reserves established from existing cash. In addition, on July 24, 2020 we sold 2700 Ygnacio for $15,700,000. The gross proceeds were used (i) to repay the first mortgage loan balance of $10,426,895, (ii) to pay closing costs of $134,274 associated with the extinguishment of the mortgage loan, (iii) to pay closing costs of $356,680 associated with the disposal of the rental property, and (iv) to pay closing prorations of $95,637. Net proceeds from the disposition totaled $4,686,514.

Trend Information

On April 30, 2019, we terminated the offering and as of such date of termination, we had sold $33,421,000 of Bonds in the offering. We have used the net proceeds from the offering to pay down existing indebtedness and pursue acquisitions of commercial real estate assets in our target asset class and thereby increase cash flows.

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to our future financial results. We are unable to quantify the impact COVID-19 may have on us at this time.

Item 2. Other Information

The Company entered into a senior secured participatory mortgage loan (the “Loan”) effective July 30, 2021, in favor of GK Preferred Income II (Ridgmar), LLC (“GKPI II”) and 1551 Kingsbury Partners SPE, LLC (“Kingsbury” and, together with GKPI II, the “Borrowers”). Pursuant to the terms of the Loan, the Company loaned $3,700,000 to the Borrowers for a term of three (3) months, maturing on October 31, 2021.

The Borrowers have the right to extend the maturity of the Loan for one (1) month to November 30, 2021 for a Loan extension fee equal to one percent (1%) of the outstanding principal balance of the Loan. Interest on the Loan accrues at a hybrid rate of twenty percent (20%) simple annual (non-compounding) interest. Interest on the Loan is payable monthly at twelve percent (12%) with the remaining eight percent (8%) accrual paid at maturity along with the principal of the Loan. In the case of any event of default under the Loan, the Company will be entitled to an additional five percent (5%) interest on the Loan until such event of default is cured. The Loan is secured by a first priority lien on the Borrowers’ commercial property, the Ridgmar regional mall (“Ridgmar Mall”) located in Ft. Worth, Texas.

Concurrently with the Loan, GK Investment Property Holdings II, LLC (“GKIPH”) and GK Secured Income V, LLC (“GKSI V”) loaned $3,500,000 and $750,000, respectively, to the Borrowers on terms substantially similar to the terms of the Loan for an aggregate loan amount of $7,950,000 (the “Aggregate Loan”). On July 30, 2021, the Company entered into an intercreditor agreement (the “Intercreditor Agreement”), dated as of July 30, 2021, by and among the Company, GKIPH and GKSI V (collectively, “the Lenders”) in order to establish and acknowledge the pari passu ranking of the Lenders’ respective loans to the Borrowers and certain other matters. Pursuant to the terms of the Intercreditor Agreement, the Lenders acknowledge that the security interest held by each of the Lenders ranks equally and ratably without priority over one another and that any and all payments under the respective loans as between all Lenders will be paid equally and ratably.

As previously disclosed, the Borrowers acquired Ridgmar Mall as tenants in common in 2013. As a result of the continued decline of retail sales and consumer traffic at regional malls, the value of Ridgmar Mall was subsequently impaired, and ultimately the Borrowers’ senior secured lender and mezzanine lender (together, the “Prior Lenders”) foreclosed on the property. The Prior Lenders offered the Borrowers a discounted payoff of $7,950,000 to retire the existing debt on Ridgmar Mall, comprised of a $26,600,000 CMBS mortgage loan and a $10,000,000 mezzanine loan. On July 30, 2021, the Borrowers used the proceeds of the Aggregate Loan to fund the discounted payoff paid to the Prior Lenders. The Borrowers intend to repay the Loan and corresponding GKIPH and GKSI V loans with proceeds of future capital raises.

The Company, the Borrowers, GKIPH and GKSI V are each affiliates of one another, and the Loan and each of the GKIH and GKSI V loans are related party transactions. GK Development, Inc. (“GK Real Estate”) is the manager of each of the Company, the Borrowers, GKIPH and GKSI V. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company, the Borrowers, GKIPH and GKSI V. The Manager has a direct and material interest in the transactions described above.

Item 3.    Financial Statements

GK Investment Holdings, LLC
(a Delaware limited liability company)

Consolidated Financial Statements
June 30, 2021

GK Investment Holdings, LLC

Table of Contents
June 30, 2021

Consolidated Financial Statements
Consolidated Balance Sheets	8
Consolidated Statements of Operations	9
Consolidated Statements of Member’s Equity (Deficit)	10
Consolidated Statements of Cash Flows	11 – 12
Notes to Consolidated Financial Statements	13 – 35

GK Investment Holdings, LLC

GK Investment Holdings, LLC
Consolidated Balance Sheets
June 30, 2021 and December 31, 2020

	(Unaudited)
	June 30,	December 31,
	2021	2020

ASSETS
Rental properties	$55,312,677	$55,714,144
Less: Accumulated depreciation	5,780,665	5,590,352
	49,532,012	50,123,792

Cash	4,655,010	4,804,635
Accounts receivable - tenants	797,807	873,207
Deferred rent receivable	309,885	260,525
Deferred leasing costs - Net	730,073	779,500
Lease intangibles - Net	1,667,091	1,945,513
Restricted cash - funded reserves	735,833	719,945
Other assets	79,434	38,899

Total assets	$58,507,145	$59,546,016

LIABILITIES AND MEMBER'S DEFICIT

LIABILITIES
Notes payable - Net	$35,276,394	$34,948,713
Bonds payable - Net	31,594,577	31,087,618
Lease intangibles - Net	777,151	971,883
Accrued interest	155,031	167,914
Other accrued liabilities	75,918	400,874
Other liabilities	117,788	161,921

Total liabilities	67,996,859	67,738,923

Commitments and Contingencies (Notes 6,7,8 and 9)	-	-

Member's Deficit
Member's Deficit	(9,489,714)	(8,192,907)

Total liabilities and member's deficit	$58,507,145	$59,546,016

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC

GK Investment Holdings, LLC
Consolidated Statements of Operations (Unaudited)
Six Months Ended June 30, 2021 and 2020

	(Unaudited)	(Unaudited)
	2021	2020

Revenues	$2,761,875	$2,896,842

Operating Expenses
Operating expenses	376,307	543,946
Insurance	78,165	82,678
Management fees	97,596	110,146
Professional fees	70,958	82,886
Real estate taxes	118,732	181,404
Depreciation and amortization	1,037,474	936,849
	1,779,232	1,937,909

Operating Income	982,643	958,933

Other Income and (Expense)
Interest expense	(2,403,042)	(2,728,792)
Gain on Disposal of Property	42,633	-
Miscellaneous income	80,959	40,565
	(2,279,450)	(2,688,227)

Consolidated Net Loss	$(1,296,807)	$(1,729,294)

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC

GK Investment Holdings, LLC
Consolidated Statements of Member's (Deficit)
Six Months Ended June 30, 2021 and for the Year Ended December 31, 2020

	(Unaudited)
	June 30,	December 31,
	2021	2020

Balance - Beginning of Period	$(8,192,907)	$(7,879,040)

Consolidated Net Loss	(1,296,807)	(313,867)

Balance - End of Period	$(9,489,714)	$(8,192,907)

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC

GK Investment Holdings, LLC
Consolidated Statements of Cash Flows (Unaudited)
Six Months Ended June 30, 2021 and 2020

	(Unaudited)	(Unaudited)
	2021	2020
Cash Flows from Operating Activities

Consolidated Net Loss	$(1,296,807)	$(1,729,294)
Adjustments to reconcile consolidated net loss to net cash flows from operating activities:
Depreciation and amortization	1,037,474	936,849
Amortization of above-market leases	44,670	44,670
Accretion of below-market leases	(194,732)	(94,900)
Deferred rent receivable (straight-line rent adjustment)	(49,360)	(47,217)
Amortization of debt issuance costs	119,325	122,975
Amortization of bond issuance costs and bond discount	506,959	506,958
Gain on Disposal of Property	(42,633)	506,958
Changes in:
Accounts receivable - tenants	75,400	(489,839)
Other assets	(40,535)	(42,814)
Accrued interest	(12,883)	(3,342)
Other accrued liabilities	(324,956)	(30,175)
Other liabilities	(44,133)	56,798
Assets held for sale	-	92,015
Liabilities associated with assets held for sale	-	123,392
Net cash flows from (used in) operating activities	(222,211)	(46,966)

Cash Flows from Investing Activities
Additions to rental properties	(51,052)	-
Payments of deferred leasing commissions	(68,972)	-
Net cash flows from (used in) investing activities	(120,024)	-

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC

GK Investment Holdings, LLC
Consolidated Statements of Cash Flows (Unaudited)
Six Months Ended June 30, 2021 and 2020

	(Unaudited)	(Unaudited)
	(Continued)	(Continued)
	2021	2020

Cash Flows from Financing Activities
Proceeds from notes payable	$1,000,000	$-
Payments of notes payable	(722,692)	(219,958)
Payments of notes payable associated with assets held for sale	-	(139,304)
Payments of debt issuance costs	(68,810)	-

Net cash flows from (used in) financing activities	208,498	(359,262)

Net Increase (Decrease) in Cash and restricted cash	(133,737)	(406,228)

Cash and restricted cash - Beginning of period	5,524,580	2,705,730

Cash and restricted cash - End of period	$5,390,843	$2,299,502

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$1,691,656	$2,062,982

Classification of Cash and Restricted Cash
Cash	$4,655,010	$1,604,086
Restricted cash - funded reserves	735,833	188,458
Total Cash and restricted cash	$5,390,843	$1,792,544

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies

Description of Business - On September 14, 2015, GK Investment Holdings, LLC (“GKIH” and/or the “Company”), a Delaware limited liability company was formed with the intent to acquire existing income producing commercial rental properties for the purpose of holding and operating such properties, and if the need arises, to redevelop the rental properties for an alternative use other than intended when originally acquired. However, GKIH is permitted to transact in any lawful business in addition to that stated above. GKIH anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds of which $33,007,000 were sold as of June 30, 2021 and December 31, 2020, respectively (Note 7). The Bonds are unsecured indebtedness of GKIH.

The Company has two classes of units, Class A Units and Class B Units. Fourteen individuals, or the Class A Members, hold all the Class A Units. Four entities, or the Class B Members, hold all the Class B Units. Currently, Class A Units and Class B Units each constitute 50% of the outstanding membership units and voting power, respectively, each a Membership Interest. The members of GKIH have limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement. The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate under common control of one of the members of GKIH.

On October 22, 2015, Lake Mead Parent, LLC (“LM Parent”) and Lake Mead Development, LLC (“LM Development”), both Delaware limited liability companies were formed and on October 22, 2015, Lake Mead Partners, LLC (“LM Partners”), a Delaware limited liability company was formed and 100% of LM Partners is owned by LM Parent. On October 21, 2016, 2700 Ygnacio Partners, LLC (“Ygnacio”), a Delaware limited liability company was formed. On May 31, 2019, GK Clearwater LA Fitness, LLC (“Clearwater”), an Illinois limited liability company was formed. LM Parent, LM Development, Ygnacio and Clearwater are 100% owned by GKIH.

The Company’s wholly-owned subsidiaries as of June 30, 2021, are as follows:

LM Parent – 100% owned by GKIH; owns 100% of LM Partners;

LM Development – 100% owned by GKIH;

Ygnacio – 100% owned by GKIH;

Clearwater – 100% owned by GKIH

LM Partners and LM Development were formed to acquire, own, and operate a retail power center known as Lake Mead Crossing, located in Henderson, Nevada ("Lake Mead Crossings"). Lake Mead Crossings was purchased on November 12, 2015. Prior to the purchase of Lake Mead Crossings, GKIH had no activity. Ygnacio was formed to acquire a three-story Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. Ygnacio was purchased on January 30, 2017. Clearwater was formed to acquire a two-story retail building located in Oak Brook, Illinois. Clearwater was purchased on July 9, 2019. Collectively, the real estate owned by these entities are referred to as the “Rental Properties”.

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Allocation of Profits and Losses - Profits or losses from operations of the Company are allocated to the members of GKIH in their ownership percentages. Gains and losses from the sale, exchange, or other disposition of Company property are allocated to the members of GKIH in their ownership percentages.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation.

Basis of Accounting - The Company maintains its accounting records and prepares its consolidated financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Classification of Assets and Liabilities - The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the consolidated balance sheets.

Estimates - The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Our financial instruments consist of cash, funded reserves, short-term trade receivables, notes payable and bonds payable. The carrying values of cash, funded reserves, and short-term receivables approximate their fair value due to their short-term maturities. The carrying value of the notes payable and bonds payable approximates their fair value based on interest rates currently obtainable.

Cash and Restricted Cash - The Company maintains cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation limits. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash. Restricted cash consists of tenant improvement/lease commission reserves and bond service reserves.

Restricted Cash – Funded Reserves – Funded reserves consist of (a) funds required to be maintained under the terms of the various loan agreements, which reserves have been pledged as additional collateral for those loans requiring funds to be reserved and (b) bond service reserve to be maintained under the bond indenture agreement at the bond trustee’s financial institution.

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Revenues from Rental Properties - Revenues from rental properties are comprised of minimum base rent, percentage rent, lease termination fee income, amortization of above-market and below-market rent adjustments and straight-line rent adjustments. These leases may contain extension and termination options that are predominately at the discretion of the tenant, provided certain conditions are satisfied.

●
Base rental revenues from rental properties are recognized on a straight-line basis over the terms of the related leases.
●
Certain of these leases also provide for percentage rents based upon the level of sales achieved by the lessee.  We recognize this variable lease consideration only when each tenant’s sales exceed the applicable sales threshold.
●
We amortize any tenant inducements as a reduction of revenue utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter.
●
Rental income may also include payments received in connection with lease termination agreements.  Lease termination fee income is recognized when the lessee provides consideration in order to terminate a lease agreement in place.
●
Upon acquisition of real estate operating properties, the Company estimates the fair value of identified intangible assets and liabilities (including above-market and below-market leases, where applicable). The capitalized above-market or below-market intangible is amortized or accreted to rental income over the estimated remaining term of the respective leases.

Rental income is recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable on the accompanying consolidated balance sheets. Rents received in advance are deferred until they become due and are recorded as prepaid rent in the accompanying consolidated balance sheets.

Additionally, during the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement), or (ii) a fixed rate for recoveries. For most of our leases, we receive a fixed payment from the tenant for these reimbursed expenses, which is recognized as revenue on a straight-line basis over the term of the lease. We accrue reimbursements from tenants for recoverable portions of all of these expenses as variable lease consideration in the period the applicable expenditures are incurred. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented.

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. An allowance for doubtful accounts is recorded when a tenant’s receivable is not expected to be collected. A bad debt expense is charged when a tenant vacates a space with a remaining unpaid balance. At June 30, 2020 and December 2019, no amounts were reserved for as an allowance for doubtful accounts. In the event a bad debt expense is recorded such amount would be presented net with income related to leases on the accompanying consolidated statements of operations. There was no bad debt expense recorded for the six-month periods ending June 30, 2021 or 2020.

Rental Properties - Acquisitions of rental properties are generally accounted for as acquisitions of a group of assets, with acquisition costs incurred including title, legal, accounting, brokerage commissions and other related costs, being capitalized as part of the cost of the assets acquired, instead of accounted for separately as expenses in the period they are incurred. Land, building, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the period.

Upon the acquisition of rental properties, the purchase price is allocated to the acquired tangible assets (consisting of land, buildings, and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases). The amount allocated to tangible assets is determined using the income approach methodology of valuation, which amount is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets, relying in part, upon independent third-party valuation reports. In determining the amount allocated to intangible assets and liabilities, factors are considered by management, which includes an estimate of carrying costs during the expected lease-up periods and estimates of loss rental revenue during the expected lease-up periods based on current market demand. Management also estimates the costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs. Transaction costs associated with asset acquisitions are capitalized and included in the purchase price.

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Assets Held for Sale – The Company may decide to sell properties that are held for use. The Company records these properties as held for sale when management has committed to a plan to sell the assets, actively seeks a buyer for the assets, and the consummation of the sale is considered probable and is expected within one year. Properties classified as held for sale are reported at the lower of their carrying value or their fair value, less estimated costs to sell. When the carrying value exceeds the fair value, less estimated costs to sell an impairment charge is recognized. The Company estimates fair value, less estimated closing costs based on similar real estate sales transactions. These valuation assumptions are based on the three-level valuation hierarchy for fair value measurement and represent Level 3 inputs. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. No impairment charges were recorded for the six-month periods ending June 30, 2021 or 2020.

Lease Intangible Assets and Liabilities - Upon the acquisition of the Properties, the Company recorded above and below-market leases based on the present value (using an interest rate which reflected the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) the Company estimates of fair market lease rates for the corresponding in-place leases measured over a period equal to the remaining non-cancelable term of the lease. Management’s determination of the relative fair values of the leases, relied in part, upon independent third-party valuation reports. These assets and liabilities are being amortized or accreted on a straight-line basis over the remaining life of the respective tenant leases and the amortization or accretion is being recorded as an adjustment to rental income, on the accompanying consolidated statements of operations.

Upon the acquisition of the Properties, the Company estimated the value of acquired leasing commissions as the costs the Company would have incurred to lease the Properties to its occupancy level at the date each Property was acquired. Such estimate, which is included in lease intangibles on the accompanying consolidated balance sheets, includes the fair value of leasing commissions, legal costs and other third-party costs that would be incurred to lease the Properties to the level at the date of the acquisition. Such costs are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Additionally, the Company estimated the value of acquired in-place lease costs as the costs the Company would have incurred to lease the Properties to its occupancy level at the date of acquisition by evaluating the period over which such occupancy level would be achieved and included an estimate of the net operating costs incurred during lease up. In-place lease costs, which are included in lease intangibles on the accompanying consolidated balance sheets, are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Impairment of Assets - The Company reviews the recoverability of long-lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. The Company does not believe that there are any events or circumstances indicating impairment of its investments in the rental properties and related long lived assets as of June 30, 2021 and December 31, 2020.

Debt Issuance Costs and Debt Discounts – Debt issuance costs represent fees and other third-party costs associated with obtaining financing for the Rental Properties. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective agreements. Debt issuance costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the notes payable. Unamortized costs are expensed when the associated notes payable are refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Bond Issuance Costs and Bond Discounts – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. Bond discounts are a volume-weighted discount (three to five percent) dependent on how many bonds are purchased. Both of these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance and bond discount costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue and bond discount costs will be expensed if the bonds are repaid before maturity (September 30, 2022). Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third-party costs associated with obtaining tenants for the rental properties. These costs are amortized on a straight-line basis over the terms of the respective leases. Amortization expense is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

Income Taxes - The Company’s wholly owned subsidiaries are treated as disregarded entities and are treated as a component of GKIH for federal income tax reporting purposes. GKIH is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. Members of GKIH are taxed individually on their pro-rata ownership share of the Company’s earnings.

GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not, would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company and has concluded that as of June 30, 2021 and December 31, 2020, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the consolidated financial statements.

Reporting Standards and Disclosure Requirements – The Company has adopted reporting standards and disclosure requirements as a “smaller reporting company” as defined in Rule 405 of the Securities Act, Rule 12b-2 of the Securities Exchange Act of 1934 and item 10(f) of Regulation S-K, as amended. These rules provide scaled disclosure accommodations, the purpose of which is to provide general regulatory relief to qualifying entities.

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

For each of the accounting pronouncements that affect the Company, the Company has elected or plans to elect to follow the rule that allows companies engaging in an initial Regulation A offering to follow private company implementation dates.

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2016-02, “Leases (Topic 842)” which results in lessees recognizing most leased assets and corresponding lease liabilities on the balance sheet. The Company is not a lessee of any operating or finance leases. Lessor accounting remains substantially similar to previous accounting, however, certain refinements were made to conform the standard with the recently issued revenue recognition guidance in ASU 2014-09 “Revenue from Contracts with Customers”, specifically related to the allocation and recognition of contract consideration earned from lease and non-lease revenue components. The Accounting Standards Codification (“ASC”) 842 also limits the capitalization of leasing costs to initial indirect costs.

Further, the guidance requires (i) lease-related revenues to be presented in a single line item rather than the current presentation which separates them between “rental income” and “tenant recovery income” on the consolidated statements of operations and other comprehensive (loss) income and (ii) bad debt expense to be presented as an adjustment to revenue rather than the current presentation within “operating expenses” on the consolidated statements of operations and other comprehensive (loss) income. The standard also requires that lessors expense, on an as-incurred basis, certain indirect initial costs that are not incremental in negotiating a lease. Under existing standards, certain of these costs are capitalized and therefore this new standard may result in certain of these costs being expensed as incurred after adoption.

On January 1, 2019, we began recognizing consideration received from fixed common area maintenance arrangements on a straight-line basis as this consideration is attributed to the lease component. Incremental direct leasing costs may be capitalized under the new guidance, which is consistent with our existing policies. We have adopted the package of three practical expedients. With regards to the presentation of revenue, the Company has presented income related to leases as a single line item, net of bad debt expense, on the consolidated statements of operations beginning in 2018.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

Subsequent Events - The consolidated financial statements and related disclosures include evaluation of events up through and including September 28, 2020, which is the date the consolidated financial statements were available to be issued.

GK Investment Holdings, LLC

Note 2 - Rental Properties and Assets Held for Sale

Rental properties and depreciable lives (excluding amounts associated with assets held for sale) are summarized as follows:

		(Unaudited)
	Depreciable	June 30,	December 31,
	Life - Years	2021	2020

Land	-	$16,857,081	$16,857,081
Land Improvements	10	2,490,252	2,490,252
Building and improvements	35 - 40	34,510,018	34,510,018
Tenant Improvements	(a)	1,392,021	1,844,539
Construction in Progress	-	63,305	12,254
Total cost		55,312,677	55,714,144

Accumulated depreciation		5,780,665	5,590,352

Net rental properties		$49,532,012	$50,123,792

(a) Depreciated over the lesser of the lease term or economic life.

Total depreciation charged to operations amounted to $642,831 and $642,626 for the six-month periods ended June 30, 2021 and 2020, respectively.

Note 3 – Deferred Leasing Costs

Deferred leasing costs (excluding amounts associated with assets held for sale) are summarized as Follows:

		(Unaudited)
	Basis of	June 30,	December 31,
	Amortization	2021	2020

Lease commissions	Lease terms	$1,227,868	$1,302,392

Accumulated amortization		497,795	522,892

Deferred leasing costs - net		$730,073	$779,500

GK Investment Holdings, LLC

Note 3 – Deferred Leasing Costs (continued)

Total amortization expense charged to operations amounted to $118,399 and $95,909 for the six-month periods ended June 30, 2021 and 2020, respectively.

Future years amortization for Deferred Leasing Costs is as follows:

Years Ending December 31

2021	74,552
2022	189,493
2023	185,193
2024	142,082
2025	58,913
Thereafter	79,840
Total	$730,073

Note 4 - Lease Intangibles

Lease intangible assets (excluding amounts associated with assets held for sale) are summarized as follows:

	(Unaudited)
	June 30,	December 31,
	2021	2020

Above-market leases	$513,704	$513,705
In-place leases	2,463,263	3,087,840
	2,976,967	3,601,545

Accumulated amortization
Above-market leases	178,680	134,011
In-place leases	1,131,196	1,522,021
	1,309,876	1,656,032

Lease intangible assets - net	$1,667,091	$1,945,513

GK Investment Holdings, LLC

Note 4 - Lease Intangibles (continued)

Total amortization expense attributable to above-market leases, which is recorded as a reduction in minimum rent revenue, amounted to $44,670 and $44,670 for the six-month periods ending June 30, 2021 and 2020, respectively. Total amortization expense, attributable to in-place leases amounted to $276,244 and $198,314 for the six-month periods ending June 30, 2021 and 2020, respectively. Such amounts are included in depreciation and amortization on the accompanying statements of operations.

Future amortization for lease intangible assets (excluding amortization associated with assets held for sale) is as follows:

Years Ending December 31	In-place leases	Above-market leases	Total

2021	$123,713	$44,670	$168,383
2022	347,443	89,340	436,783
2023	336,887	89,340	426,227
2024	336,887	89,340	426,227
2025	115,130	22,334	137,464
Thereafter	72,007	-	72,007
Total	$1,332,067	$335,024	$1,667,091

Lease intangible liabilities (excluding amounts associated with assets held for sale) consisted of:

	(Unaudited)
	June 30,	December 31,
	2021	2020
Below-market leases	$1,790,875	$2,413,466

Accumulated accretion	1,013,724	1,441,583

Lease intangible liabilities - net	$777,151	$971,883

Total accretion expense of below-market leases, reported as an increase in minimum rent revenue, amounted to $194,732 and $94,900 for the six-month periods ending June 30, 2021 and 2020, respectively.

GK Investment Holdings, LLC

Note 4 - Lease Intangibles (continued)

Future accretion income for lease intangible liabilities (excluding accretion associated with assets held for sale) is as follows:

Years Ending December 31	Total

2021	$78,166
2022	128,288
2023	124,933
2024	124,933
2025	112,013
Thereafter	208,818
Total	$777,151

Note 5 – Restricted Cash - Funded Reserves

Funded reserves are as follows:

Lake Mead Partners, LLC (“LM Partners”)
Tenant improvement reserves: These reserves are required as a condition precedent of the Nevada State Bank mortgage loan payable by LM Partners. Upon acquisition, an account was established to fund future leasing commissions and tenant improvements. The funds are released from escrow once approved by the lender. LM Partners is required to fund a monthly amount of $2,648 to this reserve account and the funded reserves have been pledged as additional collateral for the Nevada State Bank mortgage loan.

GK Investment Holdings, LLC:
Bond service reserves: These reserves are required pursuant to the Bond Indenture Agreement, which requires that 7% of the gross bond proceeds be placed into a reserve account held by the bond trustee. The bond service reserve may be used to pay the Company’s bond service obligations and any funds remaining in the bond service reserve on the second anniversary of the first bond closing date (October 17, 2016), will be released to the Company.

On April 30, 2019, the Company terminated the offering and as of such date of termination, is no longer required to maintain the bond service reserve. During 2019, the remaining funds were transferred and the account was closed.

GK Investment Holdings, LLC

Note 5 – Restricted Cash - Funded Reserves (continued)

Restricted cash - funded reserves consisted of:

	(Unaudited)
	June 30,	December 31,
	2021	2020

Tenant improvement/lease commission reserves	$52,234	$36,346
Bond cash coverage reserve	683,599	683,599

	$735,833	$719,945

Note 6 - Notes Payable

Notes payable consisted of:

Lake Mead Partners, LLC (“LM Partners”)

Nevada State Bank

Concurrent with the acquisition of the rental property, LM Partners entered into a loan agreement with Nevada State Bank in the maximum amount of $30,000,000 of which $29,500,000 (“NP 1”) was funded on the acquisition of the rental property and the unfunded balance of $500,000 (“NP 2”) was funded into the tenant improvement reserve, to be used to fund leasing commissions and tenant improvements approved by the lender. NP 1 and NP 2 are collectively referred herein as (the “Notes”).

NP 1 bears interest at 4.00% per annum and, effective April 2017, is payable in monthly principal and interest payments of $141,914.

NP 2 bears interest at 4.00% per annum and is payable in monthly interest only payments through November 12, 2017 and thereafter, in monthly principal and interest payments of $2,789.

The Notes mature on November 12, 2025, at which time the outstanding principal balance is due. The Notes are secured by the rental property and a $9,325,521 guarantee by GK Development, Inc. The Notes may be entirely prepaid subject to a prepayment penalty equal to 1% of the amount prepaid during the first five years of the term of the loan (i.e., November 12, 2020). Thereafter, the Notes can be prepaid without a prepayment penalty. In addition, the Notes are subject to certain financial covenant measurements. The Company was in compliance with the covenants for the six months ending June 30, 2021 and 2020.

GK Investment Holdings, LLC

Note 6 - Notes Payable (continued)

On May 7, 2020, the lender agreed to defer, but not waive or forgive, all principal payments for the months of April, May, and June 2020 in the total amount of $185,972. During the deferral period, the Company continued to make interest payments on the loan, and the deferred principal continued to accrue interest. In addition, the Company could not make any member distributions until the deferred balance is paid in full, and a debt service coverage ratio of 1.25 to 1.0 is reached. Subsequent to year end, the Company paid back in full the total deferred principal on March 12, 2021.

Lake Mead Development, LLC (“LM Development”)

Barrington Bank & Trust Co., N.A.

Concurrent with the acquisition of the rental property by LM Development, LM Development entered into a mortgage loan agreement with Barrington Bank & Trust Co., N.A. in the original amount of $2,700,000. The loan bears interest at LIBOR plus a margin of 2.75%, for an effective interest rate of 2.84% and 2.92% per annum at June 30, 2021 and 2020, respectively. Fixed monthly principal payments of $5,450 are required plus interest, through maturity of the loan on November 12, 2022. The loan was previously scheduled to mature on November 12, 2017, however a loan modification agreement was entered into extending the loan to November 12, 2022, under the same terms and conditions.

The loan is secured by the rental property and a personal guarantee by a member of GKIH. The loan may be entirely prepaid without a prepayment penalty. In addition, the mortgage loan payable is subject to certain financial covenant measurements. The Company was in compliance with the covenants for the six months ending June 30, 2021 and 2020.

On March 2, 2021 the Company restructured the mortgage loan agreement with the lender and borrowed an additional $1,000,000 in loan proceeds. The company incurred additional debt issuance costs of $16,935. Net proceeds of $983,035 were received into the LM Development bank account on March 2, 2021.

GK Clearwater LA Fitness, LLC (“Clearwater”)

KeyBank

Concurrent with the acquisition of the rental property by Clearwater, Clearwater, along with an affiliated company of the Manager, entered into a loan agreement with KeyBank in the maximum amount of $12,902,000 of which $9,302,142 was used to fund the acquisition of the rental property.

GK Investment Holdings, LLC

Note 6 - Notes Payable (continued)

The loan bears interest at the adjusted daily LIBOR, as defined. Payments of interest only are due through July 10, 2020, at which time monthly principal payments of $16,393 plus interest are due through the maturity date, at which time all unpaid principal and interest is due. The loan matures on July 9, 2022. The loan is secured by the rental property of Clearwater, as well as the rental property acquired by the affiliated company of the Manager, and a limited recourse guarantee of an individual related to the Manager. In addition, the loan is subject to certain financial covenant measurements. The Company was in compliance with the covenants for the six months ending June 30, 2021 and 2020.

On May 1, 2020 the lender agreed to defer, but not waive or forgive, all interest and principal payments during the time period commencing on May 1, 2020 and continuing up to and including July 31, 2020. The deferred interest will be added to the outstanding principal balance of the loan and paid off by the maturity date of July 9, 2022. As of September 28, 2021, the were no uncured or unwaived events of default present for the Company’s notes payable.

Notes payable are summarized as follows:

	(Unaudited)
	June 30,	December 31,
	2021	2020

Nevada State Bank (NP 1)	$22,864,476	$23,429,616
Nevada State Bank (NP 2)	449,327	460,439
Barrington Bank & Trust Co. N.A.	3,324,916	2,373,000
KeyBank	9,184,466	9,282,823

Total Notes payable	$35,823,185	$35,545,878

		(Unaudited)
	Basis of	June 30,	December 31,
	Amortization	2021	2020

	Straight-line
	over
Debt issuance costs	loan terms	$1,301,387	$1,232,577

Less: Accumulated amortization		754,596	635,412

Total debt issuance costs - net		546,791	597,165

Notes payable - Net		$35,276,394	$34,948,713

GK Investment Holdings, LLC

Note 6 – Notes Payable (continued)

Total amortization expense of debt issuance costs charged to operations amounted to $119,323 and $122,975 for the six-month periods ending June 30, 2021 and 2020, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations. Interest expense for the six-month periods ending June 30, 2021 and 2020 was $627,974 and $943,738, respectively, of which $57,043 and $143,159 was incurred but not paid as of the six-month periods ending June 30, 2021 and 2020, respectively.

Future minimum principal payments are as follows, excluding notes payable on assets held for sale, are as follows:

Years Ending December 31	Total

2021 (remaining six months)	$321,459
2022	13,208,060
2023	847,998
2024	883,035
2025	890,055
Thereafter	19,672,578
Total	$35,823,185

Note 7 – Bonds Payable

The Company had offered 7% unsecured bonds at a purchase price of $1,000 per bond. The bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022. The bonds are issued under an Indenture Trust Agreement with UMB Bank as the trustee.

Prepayment penalties for calling the bonds early are as follows: (a) 1.02 times the price to the public ($1,000 per bond) if redeemed on or before September 30, 2019; (b) 1.0015 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2019 but on or before September 30, 2020; and (b) 1.001 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2020 but on or before September 30, 2021. See Note 9 for specific amounts payable to GK Development, Inc., a related party, as sponsor of the bonds.

On January 15, 2019, the Company adopted a “Bond Redemption Plan” which consists of 1) optional bond redemption and 2) death and disability redemption. For both redemption options, the bondholder must provide written notice and must request redemption of at least 50% of their bond holdings. Once a redemption request has been made, the Company has 120 days to redeem the bonds. In the event of an optional redemption, the price per bond is equal to $850 plus any accrued but unpaid interest.

GK Investment Holdings, LLC

Note 7 – Bonds Payable (continued)

In the event of a death and disability redemption, and if the redemption is being made from the original purchaser of the bonds, the price per bond is equal to the price paid per bond; for all other persons seeking redemption, the price per bond is equal to $1,000. Both redemption options are subject to a redemption period of three calendar months. During the redemption periods, only 3.75% and 1.25% of the aggregate principal amounts of bonds outstanding can be redeemed for the optional redemption and death and disability redemption, respectively. For both redemption options, cash available for the redemptions is limited to available cash flows from operations or proceeds from the sale of assets.

On September 30, 2019, the Company terminated the offering and as of such date of termination, had sold $33,421,000 of bonds. As of June 30, 2021 and December 31, 2020, the Company had redeemed $414,000 of outstanding bonds.

The Indenture Trust Agreement places certain financial covenants on the Company. Beside the Bond cash coverage reserve being met (Note 5 – Restricted Cash – Funded Reserves), the Company must also maintain an Equity-Bond Ratio whereas the property equity values must be at or greater than 70% of the outstanding Bonds payable. The Company was in compliance with the covenants for the six months ending June 30, 2021.

Bonds payable are summarized as follows:

		(Unaudited)
		June 30,	December 31,
		2021	2020

Bonds Payable		$33,007,000	$33,007,000

	Basis of Amortization
	Straight-line
Bond issuance costs	over	$3,182,377	$3,182,377
Bond discount	bond terms	1,031,080	1,031,080
Subtotal		4,213,457	4,213,457

Less: Accumulated amortization		2,801,034	2,294,075

Deferred bond issuance costs - net		1,412,423	1,919,382

Bonds payable - net		$31,594,577	$31,087,618

GK Investment Holdings, LLC

Note 7 – Bonds Payable (continued)

Total amortization expense of bond issuance costs and bond discount charged to operations amounted to $506,958 and $506,958 for the six-month periods ending June 30, 2021 and 2020. Such amounts have been included in interest expense on the accompanying consolidated statements of operations. Interest expense for the six-month periods ending June 30, 2021 and 2020 was $1,148,786 and $1,155,121 respectively, of which $97,987 and $98,977 was incurred but not paid as of the six-month periods ending June 30, 2021 and 2020, respectively.

Note 8 - Operating Leases

The rental properties have entered into leases with tenants which are classified as operating leases.

Lease income under operating leases includes fixed minimum consideration and fixed CAM reimbursements which are accrued on a straight-line basis over the terms of the leases. Variable lease income includes consideration based on sales, as well as reimbursements for real estate taxes, utilities, marketing, and certain other items.

	(Unaudited)	(Unaudited)
	June 30,	June 30,
	2021	2020
Fixed lease income	$2,512,100	$2,592,185
Variable lease income	249,775	304,657
Total lease revenues	$2,761,875	$2,896,842

Approximate minimum base rentals to be received under these operating leases (excluding assets held for sale) are as follows:

Years Ending December 31	Total

2021 (remaining six months)	$2,199,000
2022	4,193,000
2023	3,711,000
2024	3,226,000
2025	1,312,000
Thereafter	1,364,000
Total	$16,005,000

Several leases contain provisions for the tenants to pay additional rent to cover a portion of the Property's real estate taxes and defined operating expenses.

GK Investment Holdings, LLC

Note 8 - Operating Leases (continued)

Lake Mead Partners, LLC

As of December 31, 2020, four tenants currently occupy 69.96% of the portion of the retail power center owned by LM Partners, representing approximately 25.15% of the future minimum base rental revenue of the Company under leases expiring on various dates between 2021 and 2025. These same tenants account for 30.91% and 27.71% of the base minimum rents of the Company for the six months ending June 30, 2021 and 2020, respectively.

Lake Mead Development, LLC

As of December 31, 2020, two tenants currently occupy 91.82% of the portion of the power center owned by LM Development, representing approximately 13.48% of the future minimum base rental revenue of the Company under leases expiring on various dates between 2021 and 2025. These same tenants account for 6.72% and 7.58% of the base minimum rents of the Company for the six months ending June 30, 2021 and 2020, respectively.

GK Clearwater LA Fitness, LLC

As of December 31, 2020, one tenant currently occupies 100% of the portion of the retail center owned by Clearwater, representing approximately 33.77% of the future minimum base rental revenue of the Company under a lease expiring in 2025. This same tenant accounts for 28.52% and 10.83% of the base minimum rents of the Company for the six months ending June 30, 2021 and 2020, respectively.

GK Investment Holdings, LLC

Note 9 - Related Party Transactions

The Rental Properties are managed by GK Development, Inc., an affiliate of one of the members of GKIH, under management agreements that provide for property management fees equal to 3% of gross monthly revenue collected for Lake Mead Crossings and 5% of gross monthly revenue collected for Clearwater. In addition to these management services, GK Development, Inc. also provides services relating to the acquisition and disposition of real estate property and tenant leasing.

GK Development, Inc. is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 1.88% of the $50,000,000 gross bond proceeds received up to $940,000. In addition, GK Development is entitled to receive a reimbursement of organization and offering expenses equal to 0.55% of the $50,000,000 gross bond proceeds received up to $275,000 and a reimbursement of Blue-Sky filing fees equal to 0.15% of the $50,000,000 gross bond proceeds received up to $75,000. In the aggregate, GK Development, Inc. is entitled to receive 2.58% of the gross bond proceeds received.

With respect to related parties, amounts incurred consisted of the following:

	(Unaudited)	(Unaudited)
	June 30,	June 30,
	2021	2020

Management fees (3% or 5% of gross collections)	$97,596	$110,146
Acquisition fees (2% of the purchase price)	-	-
Disposition Fee (2% of the sale price)	-	-
Leasing commissions - capitalized	68,972	31,959
Reimbursed expenses	-	-
Bond issuance costs - capitalized	-	-
	$166,568	$142,105

At June 30, 2021 and December 31, 2020, $17,525 and $36,072, respectively, was owed to GK Development, Inc., and is included in other liabilities on the accompanying consolidated balance sheets, related to management fees and reimbursements due to GK Development, Inc.

GK Investment Holdings, LLC

Note 10 – Asset Acquisition of Rental Property

On July 9, 2019, the Company, through Clearwater, entered into an assignment of Purchase and Sale Agreement (“Assignment”), with GK Development, Inc., the Company’s Manager, and Sponsor, pursuant to which GK Development, Inc. assigned to Clearwater that certain purchase and sale agreement, as amended, to acquire a two-story, retail building located in Oak Brook, Illinois. The acquisition closed on July 9, 2019 for a purchase price of $15,203,540 (net of prorations). The primary reason for the acquisition was to realize the economic benefit of owning and operating a retail building. The results from the acquisition have been included in the accompanying consolidated financial statements since that date.

The following table summarizes the allocation of the assets and liabilities acquired at the date of acquisition:

Land and land improvements	$1,611,981
Rental property and improvements	11,120,690
Leasing commissions	440,782
Above-market leases	513,705
In-place leases	1,516,382
Net cash consideration	$15,203,540

The following table summarizes the consideration transferred for the acquisition:

Cash	$6,178,383
Note payable obtained - net of debt issuance costs	8,998,344
Closing prorations	26,812
Fair value of consideration paid	$15,203,540

Acquisition costs attributable to the acquisition of Clearwater, which include acquisition fees and other closing fees totaled $353,665 for the year ended December 31, 2019. Such costs have been capitalized and included in rental properties on the accompanying consolidated balance sheets.

The fair value of total identifiable net assets acquired was determined with the assistance of a third-party appraiser using the income approach methodology of valuation. The income approach methodology utilizes the remaining non-cancelable lease terms as defined in lease agreements, market rental data, and discount rates. This fair value is based heavily on market observable data such as rent comparables, sales comparables, and broker indications. The purchase price was allocated to the assets acquired based on their relative fair market value.

GK Investment Holdings, LLC

Note 11 – Asset Disposition of Rental Property

On January 10, 2020, the Company, through Ygnacio, entered into a Purchase and Sale Agreement, as amended, to sell the Ygnacio rental property. The disposition closed on July 24, 2020 for a gross sales price of $15,700,000. The primary reason for the disposition was to realize the economic benefit of selling a retail building.

The following table summarizes the net sale proceeds received by the Company at the date of disposition:

Gross Proceeds from Sale	$15,700,000
less;
Note payable extinguished	10,426,895
Closing costs associated with the extinguishment of debt	134,274
Closing costs associated with disposal of rental property	356,680
Closing prorations associated with tenant security deposits	66,224
Closing prorations associated with other tenant amounts	29,413
Net Sale Proceeds from Disposition of Rental Property	$4,686,514

The following table summarizes the gain the Company recognized on the disposition:

Cash Consideration	$15,700,000
less:
Closing costs associated with the extinguishment of debt	134,274
Closing prorations associated with other tenant amounts	29,413
Deferred rent receivable	92,573
Closing costs associated with disposal of rental property	356,680
Rental property, Net	11,972,654
Deferred leasing costs, Net	219,619
Lease Intangibles, Net	37,019
Debt issuance costs, Net	187,549
Gain recognized on Disposition of Rental Property	$2,670,219

Note 12 – Subsequent Events

The Company entered into a senior secured participatory mortgage loan (the “Loan”) effective July 30, 2021, in favor of GK Preferred Income II (Ridgmar), LLC (“GKPI II”) and 1551 Kingsbury Partners SPE, LLC (“Kingsbury” and, together with GKPI II, the “Borrowers”). Pursuant to the terms of the Loan, the Company loaned $3,700,000 to the Borrowers for a term of three (3) months, maturing on October 31, 2021.

GK Investment Holdings, LLC

Note 12 – Subsequent Events (continued)

The Borrowers have the right to extend the maturity of the Loan for one (1) month to November 30, 2021 for a Loan extension fee equal to one percent (1%) of the outstanding principal balance of the Loan. Interest on the Loan accrues at a hybrid rate of twenty percent (20%) simple annual (non-compounding) interest. Interest on the Loan is payable monthly at twelve percent (12%) with the remaining eight percent (8%) accrual paid at maturity along with the principal of the Loan. In the case of any event of default under the Loan, the Company will be entitled to an additional five percent (5%) interest on the Loan until such event of default is cured. The Loan is secured by a first priority lien on the Borrowers’ commercial property, the Ridgmar regional mall (“Ridgmar Mall”) located in Ft. Worth, Texas.

Concurrently with the Loan, GK Investment Property Holdings II, LLC (“GKIPH”) and GK Secured Income V, LLC (“GKSI V”) loaned $3,500,000 and $750,000, respectively, to the Borrowers on terms substantially similar to the terms of the Loan for an aggregate loan amount of $7,950,000 (the “Aggregate Loan”). On July 30, 2021, the Company entered into an intercreditor agreement (the “Intercreditor Agreement”), dated as of July 30, 2021, by and among the Company, GKIPH and GKSI V (collectively, “the Lenders”) in order to establish and acknowledge the pari passu ranking of the Lenders’ respective loans to the Borrowers and certain other matters. Pursuant to the terms of the Intercreditor Agreement, the Lenders acknowledge that the security interest held by each of the Lenders ranks equally and ratably without priority over one another and that any and all payments under the respective loans as between all Lenders will be paid equally and ratably.

As previously disclosed, the Borrowers acquired Ridgmar Mall as tenants in common in 2013. As a result of the continued decline of retail sales and consumer traffic at regional malls, the value of Ridgmar Mall was subsequently impaired, and ultimately the Borrowers’ senior secured lender and mezzanine lender (together, the “Prior Lenders”) foreclosed on the property. The Prior Lenders offered the Borrowers a discounted payoff of $7,950,000 to retire the existing debt on Ridgmar Mall, comprised of a $26,600,000 CMBS mortgage loan and a $10,000,000 mezzanine loan. On July 30, 2021, the Borrowers used the proceeds of the Aggregate Loan to fund the discounted payoff paid to the Prior Lenders. The Borrowers intend to repay the Loan and corresponding GKIPH and GKSI V loans with proceeds of future capital raises.

The Company, the Borrowers, GKIPH and GKSI V are each affiliates of one another, and the Loan and each of the GKIH and GKSI V loans are related party transactions. GK Development, Inc. (“GK Real Estate”) is the manager of each of the Company, the Borrowers, GKIPH and GKSI V. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company, the Borrowers, GKIPH and GKSI V. The Manager has a direct and material interest in the transactions described above.

The consolidated financial statements and related disclosures include evaluation of events up through and including September 28, 2021, which is the date the consolidated financial statements were available to be issued.

Item 4.   Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of the Company, incorporated by reference to Exhibit (2)(a) to the Company’s Offering Statement on Form 1-A filed on December 23, 2015.

(2)(b)
Limited Liability Company Agreement of the Company, incorporated by reference to Exhibit (2)(b) to the Company’s First Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on February 18, 2016.

(3)(a)	Indenture between our company and the trustee, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(3)(b)	First Supplemental Indenture between our company and the trustee, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on November 22, 2016.

(3)(c)	Form of Unsecured Bond, incorporated by reference to Exhibit (3)(b) to the Company’s Fourth Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on September 22, 2016.

(4)	Subscription Agreement, incorporated by reference to Exhibit (4) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(a)	Forced Sale Agreement among our company, the trustee and 1551 Kingsbury Partners, L.L.C, incorporated by reference to Exhibit 6.3 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(b)
Forced Sale Agreement among our company, the trustee, and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.4 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(c)	Forced Sale Agreement among our company, the trustee, and Garo Kholamian, incorporated by reference to Exhibit 6.5 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(d)	Loan Agreement between our company and 1551 Kingsbury Partners, L.L.C., incorporated by reference to Exhibit 6.6 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(e)	Loan Agreement between our company and Garo Kholamian, incorporated by reference to Exhibit 6.8 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(f)	Loan Agreement between our company and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.7 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

6(g)	Promissory Note by GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Borrowers, in favor of GK Investment Holdings, LLC, as Lender, dated as of July 30, 2021.

6(h)
Deed of Trust, Assignment of Leases and Rents and Security Agreement by and among GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Trustors, and Rebecca S. Conrad, as Trustee, for the benefit of GK Investment Holdings, LLC, as Beneficiary, dated as of August 16, 2021.

6(i)	Intercreditor Agreement by and among GK Investment Holdings, LLC, GK Investment Property Holdings II, LLC and GK Secured Income V, LLC, dated as of July 30, 2021.

(8)
Subscription Escrow Agreement among our company, JCC Advisors, LLC and UMB Bank, National Association, incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings, LLC, a Delaware limited liability company

By:	GK Development, Inc., d/b/a GK Real Estate
an Illinois corporation, Manager

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	Sole Director
Date:	September 28, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	President of our manager (Principal Executive Officer)
Date:	September 28, 2021

By:	/s/ Gregory Kveton
Name:	Gregory Kveton
Its:	Principal – Development of our manager (Principal Financial Officer and Principal Accounting Officer)
Date:	September 28, 2021